2023 REPORT

Scrapp


Scrapp
"The #1 Recycling App"
App Store
Google Play

LETTER

Dear investors,

We're still thinking about what to say.

Sincerely,

Mikey Pasciuto

Co-Founder & COO

Thomas Evangelista

Chief Technology Officer

John Scarfo

Chief Information Officer

Evan Vaughn, Louis Gwynne Davies

Evan Vaughn Lewis Gwynne Davies

Co-founder & CEO

How did we do this year?

REPORT CARD

☺ The Good

We had a record year of revenue, doubling our previous year's revenue

We launched our newest software offering, signing 4 new enterprise clients since the launch.

We've attended global conferences, been speakers at sustainability events, and exhibited at COP28 with His Majesty.

☹ The Bad

Came in 2nd place for the awarding of a large G7 country government contract. A seven figure opportunity that was missed.

Product development has taken longer than expected due to foundational shifts in the platform.

Fundraising in the current market was difficult. This had us revising our strategy, so we have continued bootstrapping.

2023 At a Glance

January 1 to December 31



$9,943 [68%]
Revenue



-$216,252
Net Loss



$8,451 [75%]
Short Term Debt



$532,500
Raised in 2024



$192,740
Cash on Hand

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$30,994

$9,943

-$77,073

-$216,252

2022   **2023**

Net Margin: -2,175%   Gross Margin: -15%   Return on Assets: -87%   Earnings per Share: -$0.09

Revenue per Employee: $2,486   Cash to Assets: 77%   Revenue to Receivables: 264   Debt Ratio: 3%

📄 Scrapp_2023_GAAP_Financial_Report.docx.pdf

📄 Scrapp_2022___2023_GAAP_Financial_Report.docx.pdf

We  Our 88 Investors

Thank You For Believing In Us

Storied Ventures	Lisa Sipes	Hatem Rowaihy	Dean Morgan	Amy Green	Robert J. Evangelista
Ilaria Rucco	Faina Bukher	Thomas Robert...	Brian J. Collins	Ivan Lutchenko	Abid Miah Suhag
Rob Sherrard	Malte Niebelschuetz	Robert Dietrich	Evan Gwynne Davies	Laurie Sterling	Phelim Meehan
Sabrina Pasciuto	Cameron Hilton	Pedro Madeira	Ethan Steinberg	Stefan Long	Gill Grahamslaw
Torin Bain	Vincent Lussenburg	Aamir S Shaikh	Lisa Scarfo M.D.	Paolo Cardelli	Nikki Marek
Susan Marek	Ian Robin	Anne Disarcina	Peter Manning	Joseph Herda	Wayne Saltsman
Christin Evangelista	Milen Patel	Katie Holloway	Sarah Marek	Jack Nightingale	Michael Phelan
Dennis Bürger	Ivor Gwynne Davies	Andrew Spears	Adam Peek	Robert Gedert	John C Adelsberger
Brett Barnard	Jonathan Gold	Jeffery Larkowski	Kimberly Pasciuto	Delores Montanino	Mahaveer Jagawat
Emily Petty	Rob D	Joseph Scarfo	Amanda Scarfo	Brian John Dutson	Patricia Scarfo
Anthony Constabile	James Rodwell	Robert Evans	Jessica Smith	Morgane Gaudissart	Malcolm William...
Marty D. Monroe	Jake Gehrung	Tim Bradley	Kira Mourao	Yadira Rivera	Laura Telford
Gauthier Bierry	Diego Groiso	Ngozi Adebiyi	Bob Newton	Melissa Chapman	Britta McCarthy
Geneva Arena	Lisa Scarfo				

Thank You!

From the Scrapp Team



Daniel Marek 𝕏 in

Co-Founder & CMO

Recipient of the University Dean's Award for Distinction-level (3.8 GPA) Master's in Engineering.



Evan Gwynne Davies 𝕏 in

Co-Founder & CFO

Graduated Heriot-Watt University with Distinction-level (GPA 4.0) Master's in Building Engineering with International Studies and Dean's Award recipient. 4+ years...



Mikey Pasciuto in

Co-Founder & COO

Graduated from UNH 2021 with a 3.5 GPA & a dual degree in Mechanical Engineering and Sustainability. Studied in America, New Zealand, & Iceland.







John Scarfo in

Chief Information Technology Officer

Experienced database management engineer with experience in the financial sector. Graduated from...



Thomas Robert Evangelista in

Chief Technology Officer

Has a Masters in Project Management with a 4.0 GPA and Bachelors in Computer Science with minors in Applied...

Details

The Board of Directors

Director	Occupation	Joined
Evan Vaughn Lewis Gwynne Davies	Chief Executive Officer @ Scrapp LLC	2020
Michael Vincent Pasciuto	Chief Operating Officer @ Scrapp LLC	2020

Officers

Officer	Title	Joined
Evan Vaughn Lewis Gwynne Davies	CEO	2020
Michael Vincent Pasciuto	Chief Operating Officer	2020
Thomas Evangelista	Chief Technology Officer	2020
John Scarfo	Chief Information Officer	2020

Voting Power ❓

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2022	$107,440		4(a)(6)
05/2024	$532,500	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

To date, the founders have contributed $10,500 to the business and thousands of hours of time to the business.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	3,000,000	2,335,753	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Although the company's practices are closely held and guarded secrets, industrial espionage is a relevant risk, such as from illegal acts of potential competitors who might seek to gain access to our processes, reverse engineer the production methods, or bribe individuals in the supply chain to provide information, trade secrets, or intellectual property to the detriment of the company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Our biggest challenge is engaging people that are apathetic towards recycling. We combat this with a gamified behavioral change approach that is backed by science.

with a gamified behavioral change approach that is backed by science.
One person can still dump an entire trash barrel into a recycling dumpster and contaminate it. We understand this and as a platform we don't police people who recycle wrong but highlight and motivate those who recycle right.

The Company is an early stage company incorporated as an LLC on May 28th, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into an established industry surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The Company's business model is dependent on third party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly impaired. The Company's technology infrastructure is dependent on third party software services including but not limited to: Microsoft Azure, Android SDK, iOS SDK, GitHub. The Company's internal communication depends on third party tools including but not limited to: Clickup, Microsoft 365, Google Apps. The Company is dependent on third party social media platforms to increase exposure and brand awareness including: Facebook, Twitter, Instagram, YouTube, LinkedIn. Costs of cloud infrastructure and other third party software services could increase at an unexpected rate and make operating the business become unsustainable. Our server costs are largely correlated to the use of the app and amount of users.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company might not raise enough capital in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Where recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire

needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Company" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Scrapp user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

As we grow our customer base and scale to thousands of users, our platform's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

The Company's management, subject to the supervisory powers of the Managers and Advisory Board, has absolute discretion to spend the proceeds of this offering for any general corporate purpose, including but not limited to providing a salary to corporate officers. The Company's management is committed to the long-term growth of the business and, thus, cannot assure you that the proceeds will yield any return in the short or immediate term, if at all.

There are competitors attempting similar solutions so litigation is possible in the future but we have full intention of filing for IP in the US & UK for defensible rights. We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our platform. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date.
Although the SAFE may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of

the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Scrapp Inc

Delaware Corporation
Organized June 2022
4 employees
0 Ivy Ln
Burlington MA 01803 http://www.scrappzero.com

Business Description

Refer to the Scrapp profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Scrapp has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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